UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Baozun Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

06684L1031

(CUSIP Number)

May 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

CUSIP No. 06684L103	13G Amendment

1.	Names of Reporting Persons
Alibaba Group Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
Not applicable
11.	Percent of Class Represented by Amount in Row (9)
0%
12.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 06684L103	13G Amendment

1.	Names of Reporting Persons
Alibaba Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
Not applicable
11.	Percent of Class Represented by Amount in Row (9)
0%
12.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 06684L103	13G Amendment

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on February 12, 2016 by the Reporting Persons. On May 30, 2024, the Reporting Persons sold 26,469,422 Class A Ordinary Shares of the Issuer. As a result, this Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding Class A Ordinary Shares of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1.

(a)	Name of Issuer
Baozun Inc.

(b)	Address of Issuer’s Principal Executive Offices
No. 1-9, Lane 510, West Jiangchang Road
Shanghai 200436
The People’s Republic of China

Item 2.

(a)	Name of Person Filing
This schedule is filed by and on behalf of:

1	Alibaba Group Holding Limited
2	Alibaba Investment Limited

(b)	Address of the Principal Office or, if none, Residence

1	Alibaba Group Holding Limited	c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

2	Alibaba Investment Limited	c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(c)	Citizenship

1	Alibaba Group Holding Limited	Cayman Islands

2	Alibaba Investment Limited	British Virgin Islands

(d)	Title of Class of Securities
Class A Ordinary Shares

(e)	CUSIP Number
06684L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 06684L103	13G Amendment

Item 4.	Ownership.

(a)	Amount Beneficially Owned
As of May 30, 2024, Alibaba Investment Limited no longer owns any Class A Ordinary Shares of the Issuer. As such, as of the date hereof, the Reporting Persons are no longer beneficial owners of more than 5% of the Class A Ordinary Shares of the Issuer. This filing represents an exit filing for the Reporting Persons.

(b)	Percent of Class
0

(c)	Number of Shares as to Which the Reporting Person Has

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 06684L103	13G Amendment

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2024

Alibaba Group Holding Limited

/s/ Jinwei Zhang
Name:	Jinwei Zhang
Title:	Authorized Signatory

Alibaba Investment Limited

/s/ Lei Jin
Name:	Lei Jin
Title:	Director